Exhibit 99.1

9 November 2022
Tremor International Ltd
(“Tremor” or the “Company”)

Notice of Annual General Meeting

Tremor International Ltd. (AIM/NASDAQ: TRMR) ("Tremor" or the "Company"), a global leader in Video, Data, and Connected TV ("CTV") advertising offering an end-to-end technology platform that enables advertisers to optimize their campaigns and media partners to maximize yield on their digital advertising inventory, confirms that its Notice of Annual General Meeting is now available on the Company’s website at https://investors.tremorinternational.com and will be posted to shareholders shortly.

The Company’s Annual General Meeting (“AGM”) will be held at 12.30 p.m. (Israel time) on Wednesday, 14 December 2022 at the Company’s principal executive offices at 82 Yigal Alon Street, Tel Aviv, 6789124, Israel.

The results of the AGM will be announced shortly after its conclusion and published on the Company’s investor relations website.

For further information please contact:

Tremor International Ltd. Billy Eckert, Senior Director Investor Relations	ir@tremorinternational.com
KCSA (US Investor Relations) David Hanover	tremorir@kcsa.com
Vigo Consulting (UK Financial PR and Investor Relations) Jeremy Garcia Kate Kilgallen	tremor@vigoconsulting.com Tel: +44 20 7390 0230
finnCap Ltd Jonny Franklin-Adams / Charlie Beeson / George Dollemore (Corporate Finance) Tim Redfern / Harriet Ward (ECM)	Tel: +44 20 7220 0500
Stifel Nicolaus Europe Limited Fred Walsh Alain Dobkin Nick Adams Richard Short	Tel: +44 20 7710 7600

About Tremor International

Tremor is a global company offering an end-to-end technology advertising platform, operating across three core capabilities - Video, Data and CTV. Tremor's unique approach is centered on offering a full stack of end-to-end solutions which provides it with a major competitive advantage within the video advertising ecosystem.

Tremor Video helps advertisers deliver impactful brand stories across all screens through the power of innovative video technology combined with advanced audience data and captivating creative content. Tremor Video's innovative video advertising technology has offerings in CTV, in-stream, out-stream and in-app. To learn more, visit www.tremorvideo.com

Amobee optimizes outcomes for advertisers and media companies, while providing a better consumer experience. Its platform assists customers by furthering their audience development, optimizing their cross-channel performance across all TV, connected TV, and digital media, and driving new customer growth through detailed analytics and reporting. To learn more, visit www.amobee.com

Unruly, the media side of Tremor, drives real business outcomes in multiscreen advertising. Its programmatic platform efficiently and effectively delivers performance, quality, and actionable data to demand and supply-focused clients and partners. Tremor has a meaningful number of direct integrations with premium publishers, unique demand relationships with a variety of advertisers and privileged access to News Corp inventory. Unruly connects to the world's largest DSPs and is compatible with most Ad Age top 100 brands. To learn more, visit  www.unruly.co

Tremor is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, Asia-Pacific and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ: (TRMR).

For more information, visit:  https://www.tremorinternational.com/